Will H. Cai

+852 3758 1210

wcai@cooley.com

January 4, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Office of Life Sciences

Division of Corporation Finance

100 F Street, N.E.

Mail Stop 4546

Washington, D.C. 20549

Attn:	Mr. Franklin Wyman

Ms. Sasha Parikh

Ms. Abby Adams

Ms. Christine Westbrook

Re:	Gracell Biotechnologies Inc.

Registration Statement on Form F-1 and

Response to the Staff’s Comment Letter Dated December 30, 2020

CIK No. 0001826492

Ladies and Gentlemen:

On behalf of our client, Gracell Biotechnologies Inc. (the “Company”), we are responding to the comments (the “Comments”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated December 30, 2020 (the “Comment Letter”). Concurrently with the submission of this letter, the Company is filing Amendment No.1 to the Company’s Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR. To facilitate the Staff’s review, we are also delivering four clean copies of the Registration Statement, four copies of Registration Statement, marked to show all changes to the registration statement filed to the Commission on December 18, 2020, and two copies of the filed exhibits.

Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the Registration Statement. Capitalized terms used but not defined herein are used herein as defined in the Registration Statement.

The Company respectfully advises the Staff that it will commence the marketing activities in connection with the offering shortly after the filing of the Registration Statement on the date hereof. The Company plans to request effectiveness of the Registration Statement on January 7, 2021, and will file the joint acceleration requests before then. The Company would greatly appreciate the Staff’s continuing support and assistance.

Overview, page 1

1.

We reissue comment 1 in part. Please revise the summary to include information about each of the risks for which we sought disclosure in the summary in comment 1, in particular the risk that shareholders may be required to file a return and be taxed by the PRC (as discussed on page 82), and the risks related to the discretion of Chinese governmental authorities to influence your business and operations addressed in the last bullet point of your response. Finally, revise the summary to include the risk of being delisted (discussed on pages 89-90).

January 4, 2021

Response to Comment 1:

In response to the Staff’s comment, the Company has revised the disclosure on pages 8 and 9 of the Registration Statement.

2.

We reissue comment 2. The disclosure changed from the initial claims of safety, efficacy and potency, to “potentially enhanced efficacy and safety,” to the current disclosure regarding “potentially enhanced therapeutic effects” and similar language. The revisions still claim some degree of safety and/or efficacy, which are determinations solely within the authority of the FDA and comparable foreign regulators, and determined throughout all phases of clinical trials. Please remove all such references.

Response to Comment 2:

In response to the Staff’s comment, the Company has revised the disclosure on pages 1, 4, 128, 147, 148, 155, 159, 160 and 165 of the Registration Statement to remove reference to “potentially enhanced therapeutics effects” or “to enhance therapeutic effects.”

3.	We reissue comment 3 insofar as you continue to state that the product “is first-in-class in its design” on page 163.

Response to Comment 3:

In response to the Staff’s comment, the Company has revised the disclosure on page 164 of the Registration Statement.

4.

We reissue comment 4. Revise your pipeline table to equally prominently label the arrows representing those product candidates in development in investigator-initiated trials in China, i.e., label the blue arrows as you have done the green arrows. To further avoid misinterpretation, revise to provide separate arrows for planned INDs in the United States, indicating the preclinical status of each of those product candidates. Also revise the table to clearly convey the limited scope of your involvement in the investigator-initiated studies and lack of access to those studies. Revise the added disclosure on page 8 to disclose that you do not have access to the data from these studies, and to balance your statement of your intent to “expedite [y]our global clinical development activities” with disclosure clarifying there are no guarantees this strategy will be successful or will speed development.

January 4, 2021

Response to Comment 4:

In response to the Staff’s comment, the Company has revised the disclosure on pages 5, 149 and 164 of the Registration Statement as requested:

•

The Company has revised the pipeline charts on pages 5, 149, 164 to label the blue arrows for China IIT as it has done with the green arrows and clearly indicate that China IITs are conducted by principal investigators (“PIs”) as well as the Company’s limited involvement in China IIT and no access to underlying data without consents from the PIs.

•

On the planned INDs in the United States, the Company has included a footnote on pages 5, 149, 164 to state that it intends to use the clinical data from the China IITs as part of its IND application package to the FDA to expedite the clinical development of the product candidates, although there is no guarantee that such clinical data will be accepted by the FDA. And it has not initiated any preclinical or clinical development activities in the U.S. Please note that the Company has already disclosed the forgoing on pages 5, 149, 164, 170 and 174 and disclosed in the “Summary” section risks that the FDA or comparable authorities may not accept data from China IIT (page 2).

•	The Company has clarified that there is no guarantee that its clinical development strategy will be successful or speed development on pages 5, 149, 164 and 179.

5.

To avoid confusion with the FDA’s Center for Drug Evaluation and Research (CDER), where you first mention the Center for Drug Evaluation, on page 6, revise to clarify that it is a division of the NMPA. Define NMPA and FDA at their first use in the new disclosure on page 5. Revise throughout your document to make these distinctions clear.

Response to Comment 5:

In response to the Staff’s comments, the Company has revised disclosure on pages 5 and 6 as requested. Please note that the Company has defined FDA at its first use on page 2. Additionally, the Company has revised disclosure on page 12 to include definitions of CDE, FDA and NMPA for clear distinctions.

Risks Related to this Offering, Our Securities and Our Status as a Public Company, page 93

6.

Refer to the added exclusive forum risk factor on page 100. You disclose that the United States District Courts will be the exclusive forum for Securities Act claims. We note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Revise to state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder.

January 4, 2021

Response to Comment 6:

In response to the Staff’s comment, the Company has revised the disclosure on page 102 of the Registration Statement.

Risk Factors

General Risk Factors, page 102

7.

We note your revised disclosure in response to comment 5. To the extent your operations and the investigator-initiated trials are located in China and the pandemic could affect your clinical trials, it appears at least that portion of the risk factor should be addressed more prominently in another part of the risk factors, rather than as a “general” risk that any company could face.

Response to Comment 7:

In response to the Staff’s comment, the Company has revised the disclosure on pages 44 and 45 of the Registration Statement.

Intellectual Property, page 176

8.

Refer to comment 13. We note you filed the licensing agreements as requested in comment 23 of our initial letter; however, you did not expand your disclosure here or elsewhere, as appropriate, to provide the material terms of the license agreement with ProMab, as referenced on page 68. Revise to provide this disclosure.

Response to Comment 8:

In response to the Staff’s comment, the Company has revised the disclosure on pages 180 and 181 of the Registration Statement.

Taxation, page 239

9.

We reissue comment 15. Your disclosure continues to describe what potential tax consequences are “likely,” if certain events occur. You must provide an opinion of counsel. To the extent the tax consequences are subject to uncertainty, counsel may describe what the tax consequences “should” or are “more likely than not” to be, but counsel must also describe why it cannot give a “will” opinion, and describe the degree of uncertainty. In addition, revise statements such in this subsection, to avoid statements such as “our company,” so it is clear this section provides the opinion of tax counsel, not the company.

January 4, 2021

Response to Comment 9:

In response to the Staff’s comment, the Company has revised the disclosure on page 243 of the Registration Statement, including clarifying that the relevant potential tax consequences were advised by the Company’s counsel.

Exhibits

10.

Revise Exhibit 5.1, the Cayman Islands legal opinion, to remove all inappropriate assumptions and qualifications, including those reflected in Schedules 1, 2 and the third item of Schedule 3. Revise paragraph 3 to clarify that the shares will be non-assessable. Refer to Section II.B.1.a. of Staff Legal Bulletin No. 19 for guidance.

Response to Comment 10:

In response to the Staff’s comment, the Company respectfully submits a revised Exhibit 5.1.

11.

Revise Exhibit 99.2 to provide an unqualified opinion. The language “[b]ased on our understanding of the current PRC Laws,” and the noted “substantial uncertainties” outlined are inappropriate. Clarify in the opinion and the accompanying text in the registration statement that counsel has opined on the material tax consequences under PRC law, not that counsel opines the summary is accurate. Revise the penultimate paragraph to clarify “your use,” so that it is clear that security holders are entitled to rely on this opinion.

Response to Comment 11:

In response to the Staff’s comment, the Company respectfully submits a revised Exhibit 99.2.

*    *    *    *

Please direct any questions or comments concerning the Registration Statement or this response letter to either the undersigned at +852-3758-1210 or via e-mail at wcai@cooley.com.

Very truly yours,

/s/ Will H. Cai
Will H. Cai

cc:	William Wei Cao, Chairman and Chief Executive Officer, Gracell Biotechnologies Inc.

Yili Kevin Xie, Chief Financial Officer, Gracell Biotechnologies Inc.

Alex Zhuang, Partner, PricewaterhouseCoopers Zhong Tian LLP

James C. Lin, Esq., Partner, Davis Polk & Wardwell LLP

Yasin Keshvargar, Esq., Partner, Davis Polk & Wardwell LLP